UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40745

MCLOUD TECHNOLOGIES CORP.

(Registrant)

550-510 Burrard Street

Vancouver, BC V6C 3A8

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MCLOUD TECHNOLOGIES CORP.
(Registrant)

Date: February 1, 2023	By	/s/ Russel H. McMeekin
Russel H. McMeekin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated February 1, 2023 - mCloud Showcases Hyperscale Solution on Google Cloud to Eliminate Methane Emissions at LEAP 2023 in Saudi Arabia